August 9, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Dillon Hagius

Re:	Acceleration Request for NextCure, Inc.
Registration Statement on Form S-3 (File No. 333-273723)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NextCure, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-273723 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time or as soon thereafter as practicable, on August 11, 2023, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

[Signature Page Immediately Follows]

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Istvan A. Hajdu of Sidley Austin LLP at (212) 839-5651.

Very truly yours,

/s/ Michael Richman

Michael Richman
President and Chief Executive Officer

cc:	Steven P. Cobourn, NextCure, Inc.
Asher M. Rubin, Sidley Austin LLP
Istvan A. Hajdu, Sidley Austin LLP
Kostian Ciko, Sidley Austin LLP